

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

April 1, 2009

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, California 95853-7012

> **RE: GenCorp Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2009**
> **Definitive Proxy Statement filed March 2, 2009**
> **File No. 1-01520**

Dear Ms. Redd:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 1. Business, page 1

2. We note your statements in the first and third sentences in the third italicized
    introductory paragraph on page 1 that qualify and limit your subsequent risk
    factor disclosure. We further note that the introductory language to your risk
    factor disclosure on page 13 references these qualifying and limiting statements.
    In filings containing risk factor disclosure, please refrain from using such
    qualifying or limiting statements. In view of the requirements of Item 503(c) of
    Regulation S-K, such qualifications and limitations are inappropriate. As you
    note on page 13, your risk factor disclosure is intended to address all of the
    material risks that you face. If you do not deem risks material, you should not
    make reference to them.

Item 1A. Risk Factors, page 13
"Economic conditions could materially adversely affect our ability to refinance our debt .
. . ," page 14

3. Please disclose the results of efforts to amend your credit facilities.

"We are obligated to comply with financial and other covenants . . . ," page 14

4. Please disclose in this or any successor risk factor addressing your debt covenants
    your then current compliance with such covenants. In doing so, please
    specifically address the risks associated with any defaults or default waivers.

"Our pension plan is currently underfunded . . . ," page 15

5. Please disclose any specific increase in your pension plan funding ratios and the
    consequences of any such increase.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Results of Operations, page 31

6. Please expand/revise your discussion under results of operations for all periods to:

    •   Discuss with quantification the extent to which material decreases in sales
        revenue are attributable to changes in prices, volume or amount of space and
        defense programs and, or commencement of new projects or programs. For
        example, you explain on page 34 that the decrease in Aerospace and Defense
        sales reflected decreases in various programs, including the Titan program,
        partially offset by the additional week of net sales of $19.1 in fiscal 2008
        without quantification;

- Discuss with quantification the reasons for the significant decrease in SG&A for all periods presented. Please describe any unusual or infrequent events, significant economic changes, and significant components of revenue and expenses that have impacted your SG&A; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in corporate and other expenses was primarily related to the reversal of previously recognized stock-based compensation due to lower fair value of the stock appreciation rights, partially offset by higher charges for estimated future environmental remediation obligations in fiscal 2008, but you do not quantify either item.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies, page 47

Goodwill, page 49

7. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following:

- You assess the reasonableness of your estimated fair value of the Aerospace and Defense reporting unit by evaluating the results of the discounted cash flow analysis in light of what investors are paying for similar interests in comparable aerospace and defense companies as well as the market value of the entire Company as of the valuation date. Please address whether this assessment of your fair value based on discounted cash flows were higher than the fair value based on comparable aerospace and defense companies and/or the market value of the entire Company and if so, please explain; and

- To the extent your estimated fair value of the Aerospace and Defense reporting unit does not material exceed you carrying amount, please disclose these amounts and address the following:
  - Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
  - Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and
  - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements

2. Income (Loss) Per Share of Common Stock, page 70

8. Please quantify the number of securities that could potentially dilute basic income (loss) per share of common stock in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(C) of SFAS 128.

3. Balance Sheet Accounts and Supplemental Disclosure, page 71

c. Property, Plant and Equipment, page 72

9. It appears that you do not allocate depreciation and amortization to costs of sales. In this regard, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.

14. Condensed Consolidating Financial Information, page 108

10. If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X.

Item 13. Certain Relationships and Related Transactions…, page 118

11. We note that you incorporate the information required by this Item from your definitive proxy statement. Your definitive proxy statement does not appear to include the disclosure required by Item 404(b) of Regulation S-K. Please tell us, and disclose the information required by Item 404(b) of Regulation S-K. Please refer to Question 130.06 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

Signatures, page 125

12. We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by the registrant, and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated

on the signature page as your principal accounting officer. Please ensure that your filings are properly executed.

Definitive Proxy Statement filed on March 2, 2009

Director Compensation, page 16
Equity Ownership Guidelines for Non-employee Directors, page 17

13. We note that your directors have five years to meet the thresholds set forth in your equity ownership guidelines. Please disclose the then current status of your directors' compliance with your equity ownership guidelines.

Executive Compensation, page 24
Compensation Discussion and Analysis, page 25
Compensation Benchmarking, page 26

14. We note that you use survey data provided by outside compensation consultants to set compensation levels for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. If you engage in benchmarking, please identify the benchmark and, if applicable, its components, including component companies, which should be identified by name. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Short-Term Compensation, page 27
Annual Cash Incentive Program, page 27

15. When discussing the types of performance targets generally, as you have done on the second paragraph of this subsection, please clarify which of the target types apply to which subsets of your named executive officers. For example, it appears that the revenue performance targets applied only to those officers responsible for your Aerospace and Defense segment, however your introductory discussion suggests that revenue target could be applicable to all of your officers.

Corporate Executives, page 28

16. We note that undisclosed Real Estate segment milestones accounted for one-third of the maximum target opportunity. As these milestones appear to be material to an understanding of your compensation policies and decisions for your named executive officers, please provide us with these milestones and tell us why you excluded them form your public disclosure. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the

likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Summary Compensation Table, page 34

17. In the "Options/SARs Awards" column, you appear to have reversed the FAS 123R expense for five of the named executive officers in a manner contemplated by our guidance in Question 119.11 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K. With a view toward future disclosure, please tell us why you reversed these expenses. In doing so, please address specifically any role played by the recent change of control that you experienced and any forfeitures that were triggered thereby or by other circumstances. If there were forfeitures, please address their impact on your statement in footnote two to the "Summary Compensation Table" that the amounts reflect costs without the impact of estimated forfeitures. Finally, please consider the extent to which this comment may apply to your "Director Compensation" disclosure beginning on page 16, particularly footnote two to the "2008 Director Compensation Table," as well as you "Long-Term Incentives" disclosure beginning on page 30.

Outstanding Equity Awards at 2008 Fiscal Year End, page 37

18. Please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end in a footnote to the applicable column where the outstanding award is reported. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief